UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 16, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

OFG Bancorp

File No. 001-12647 - CF#31878

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OFG Bancorp   submitted an application under Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 28, 2007.

Based on representations by OFG Bancorp   that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

      Exhibit 10.23   through May 31, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                Brent J. Fields
                Secretary